

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 17, 2009

By U.S. mail and facsimile

Dr. J. Greig
Chief Executive Officer
1st NRG Corp
1730 LaBounty Road, Suite No. 213
Ferndale, WA, 98248

>   **Re: 1st NRG Corp**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed April 17, 2009**
>   **Forms 12b-25**
>   **Filed March 31, 2009 and May 15, 2009**
>   **File No. 000-26600**

Dear Dr. Greig:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   To the extent that your Form 10-K is revised in response to our comments below, please revise the subsequent interim filing on Form 10-Q to conform to the changes.

Item 9A(T). Controls and Procedures, page 11

(b)   Management's Report on Internal Control over Financial Reporting, page 11

2.   Your management's report on internal control over financial reporting appears to relate to disclosure controls and procedures. Please confirm to us that you performed an assessment of internal control over financial reporting and revise your report on internal control over financial reporting to provide the disclosures set forth within Item 308(T) of Regulation S-K.

Exhibit 31.1 – Section 302 Certifications

3.   Please amend to provide your Section 302 certifications in exactly the same form set forth in Item 601(b)(31) of Regulation S-K. In this regard, you should make the following revisions:

(a)   Remove the introductory paragraph and replace with "I, [identify the certifying individual], certify that:";
(b)   Indicate the name of report you have reviewed and the name of your company;
(c)   Reflect the introductory language of paragraph 4; and
(d)   Include paragraph 4(b) to reference to internal controls over financial reporting.

Form 12b-25 filed on March 31, 2009 and May 15, 2009

4.   Please clarify the statement that your "Certifying Accountant is still in the process of reviewing the Registrant's [filing]…" Explain to us why your independent registered public accounting firm affects your ability to file your Form 10-K and Form 10-Q timely. Please confirm that you will, in future filings, include an exhibit that contains a statement signed by your independent registered public accounting firm stating the specific reasons why they are unable to furnish the required opinion, report or certification on or before the date such reports must be filed, pursuant to the Rule 12b-25(c) under the Securities Exchange Act of 1934.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services